UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Jazz Pharmaceuticals, Inc

File No. 333-141164 - CF#28170
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Jazz Pharmaceuticals Public Limited Company (successor to Jazz Pharmaceuticals, Inc.) submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 9, 2007, as amended.

Based on representations by Jazz Pharmaceuticals Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30	through March 27, 2017
Exhibit 10.41	through March 27, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel